OMV Investor News

June 22, 2007
9.00am (CET), 8.00am (BST)

OMV awarded two additional exploration licenses in Norway

- **Position in E&P core region Northwestern Europe strengthened**
- **OMV with a total of four offshore licenses in Norway**
- **In line with growth strategy in E&P business**

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, strengthens its E&P position in its core region Northwestern Europe by being awarded two additional offshore exploration licenses in Norway. The new licenses are located in the North Sea and the Barents Sea. OMV (Norge) AS, a 100% subsidiary of OMV Exploration & Production GmbH, will take responsibility as operator for the license in the Barents Sea. The licenses were awarded by the Norwegian Ministry of Petroleum and Energy in the course of the APA (Awards in Predefined Areas) 2006 round in addition to the two operated licenses which were awarded earlier this year. This is part of an expansion of OMV's E&P portfolio which is in line with the Company's growth strategy.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "We are well on track to build a strong position as exploration operator in the Barents Sea and secure high quality exploration acreage in the Norwegian Sea and the North Sea."

Growth in Norway

OMV opened an office in Oslo in March 2006. Two licenses (PL 430, PL 439) were awarded to OMV early 2007. The recently awarded license in the Barents Sea (PL 449) comprises three blocks, which will be operated by OMV (70%) with Discover Petroleum AS (30%) as a partner. The license in the North Sea (PL 445) will be operated by Nexen Exploration Norge AS (40%) with OMV (30%) and Maersk Oil Exploration Norway AS (30%) as partners. All the licenses are located in prospective areas. Work on the blocks will commence in autumn 2007 with the acquisition of a 3D seismic survey.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume was approximately 322,000 boe/d in Q1/07, and the Company's reserves are approximately 1.3 bn boe as of the end of 2006.

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Background information:

OMV shares in the awarded blocks

PL 449: Norway/Barents Sea (blocks 7121/03, 7122/01 and 7122/02 (parts))

OMV (Norge) AS, operator	70%
Discover Petroleum AS	30%

PL 445: Norway/North Sea (blocks 33/2 and 33/3)

OMV (Norge) AS	30%
Nexen Exploration Norge AS, operator	40%
Maersk Oil Exploration Norway AS	30%



PL 449
PL 439
Barents Sea
Hammerfest
Norwegian Sea
PL 430
SWEDEN
RUSSIA
FINLAND
FAROE ISL.
NORWAY
PL 445
N
PL 439 (OP) OMV 50%
PL 449 (OP) OMV 70%
PL 430 (OP) OMV 70%
PL 445 OMV 30%
HELSINKI
OSLO
STOCKHOLM
Stavanger
UK
500 Kilometers

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June 2007** on August 16, 2007

END

Move & More. OMV